UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-39923

NORTH ATLANTIC ACQUISITION CORPORATION

(Exact name of registrant as specified in its charter)

c/o Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas, 11th Fl.

New York, NY 10105

+353 1 567 6959

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one Class A Ordinary Share, par value $0.0001 per share, and one-third of one Redeemable Warrant

Class A Ordinary Shares, par value $0.0001 per share

Redeemable Warrants, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, North Atlantic Acquisition Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: February 6, 2023

NORTH ATLANTIC ACQUISITION CORPORATION

By:	/s/ Gary Quin
Name:	Gary Quin
Title:	Chief Executive Officer